EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

December 17, 2009

Linda Stirling

Division of Investment Management

U.S. Securities and Exchange Commission

901 E Street, NW

Washington, D.C.  20004

RE:       Evergreen Municipal Trust, File Nos. 333-36033 and 811-08367 (the “Registrant”)

            Post-Effective Amendment No. 64 to the Registration Statement on Form N-1A (the    “Registration Statement”) For Evergreen North Carolina Municipal Bond Fund (the          "Fund")

Dear Ms. Stirling:

Please note the following responses to the comments you provided by telephone to the Registrant’s post-effective amendment to its Registration Statement on Form N-1A filed on October 22, 2009 (accession no. 0000907244-09-000595) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”):

Prospectus

Comment:       You asked that we conform the introduction to the Fees and Expenses table to the example language set forth in Item 3 of Form N-1A by deleting the second and third sentences.

Response:      We have made the requested change.

Comment:       You requested that we conform the caption to the Shareholder Fees table with respect to the “Maximum sales charge (load) imposed on purchases” to the example language set forth in Item 3 of Form N-1A by deleting the phrase “front-end” from the caption.

Response:      We have made the requested change.

Comment:       You asked that we remove the footnote to the Shareholder Fees table.

Response:      We respectfully decline to make the requested change. Instruction 2(a)(i) to Item 3 of Form N-1A provides that a “Fund may include in a footnote to the table … a narrative explanation of the sales charges.” We believe the footnote, and its placement directly below the Shareholder Fees table, is consistent with the instruction and helps to facilitate a potential shareholder’s understanding of the information presented.

Comment:       You requested that we replace the last sentence in the Expense Example paragraph to match the last sentence found in the corresponding disclosure found in Item 3 of Form N-1A.

Response:      We have made the requested change.

Comment:       In the discussion of the Fund’s investment strategy required by Item 4 of Form N-1A, you requested that we include an explanation of how the Fund’s portfolio managers select securities for purchase and sale.

Response:      We respectfully decline to make the requested change.  Item 4(a) of Form N-1A requires the Fund to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies . . . and any policy to concentrate in securities of issuers in a particular industry or group of industries.”  The item does not specifically call for an explanation of how the Fund’s portfolio managers select securities for purchase and sale (“Selection Criteria”) and we have concluded that any Selection Criteria employed by the Fund’s portfolio managers does not represent a principal investment strategy of the Fund.  Disclosure responsive to Item 9(b)(2) of Form N-1A will be included in the Fund’s Statutory Prospectus, as that term is defined in Rule 498 under the 1933 Act (“Rule 498”).

Comment:       In the discussion of the Fund’s investment strategy required by Items 4 and 9 of Form N-1A, you asked that we set forth any maturity or duration parameters with respect to the Fund’s debt securities, if applicable, or state that there are no parameters for this Fund.

Response:      The following disclosure has been added to the discussion of the Fund’s investment strategy in response to Items 4 and 9 of Form N-1A:

                        Although the Fund may invest in securities of any maturity, the Fund will generally seek to maintain a dollar-weighted average maturity between 5 and 20 years.

                        The following disclosure has been added to the discussion of the Fund’s investment strategy in response to Item 9 of Form N-1A:

                        Although the Fund may invest in securities of any maturity, the Fund will generally seek to maintain a dollar-weighted average maturity between 5 and 20 years.  The dollar-weighted average duration of the Fund’s portfolio will not be subject to any restriction.

Comment:       In the discussion of the Fund’s principal risks required by Items 4 and 9 of Form N-1A, you requested that we amend the description of “Below Investment Grade Bond Risk” to reflect the following concepts more explicitly (i) such bonds may not be repaid and (ii) there is a greater credit risk associated with below investment grade bonds.

Response:      We have made the requested changes.  The revised disclosure in response to Item 4 reads as follows:

                        Below investment grade bonds (also known as junk bonds) are subject to greater credit risk and are less likely to be re-paid than are more highly rated bonds, such as investment grade bonds, because, among other things, they are usually issued by companies or entities of less proven or questionable financial strength.  They may also be or become illiquid.

                        The revised disclosure provided in response to Item 9 reads as follows:

                        Below investment grade bonds are commonly referred to as "high yield" or "junk" bonds. These bonds are subject to greater credit risk and are less likely to be re-paid than are more highly rated instruments, such as investment grade bonds.  Below investment grade bonds are considered speculative by the major rating agencies (and bonds in the lowest rating category are highly speculative and may be in default) and are usually issued by companies or entities of less proven or questionable financial strength. Such issuers may be more vulnerable to financial setbacks or to adverse business, financial or economic conditions, and less certain to pay interest and principal than issuers of more highly rated securities and/or bonds offering lower yields. Markets may react severely to unfavorable news about issuers of below investment grade bonds, causing sudden and steep declines in value. Lower-rated bonds usually have a more limited market than higher-rated bonds, which may at times make it difficult to buy or sell them or to establish their fair value.  They may also be or become illiquid.

Comment:       In the discussion of the Fund’s principal risks required by Items 4 and 9 of Form N-1A, you requested that we use a different term than “Concentration Risk” to describe the risk associated with a Fund investing in a single state, and include a description of the specific risk of investing in the State of North Carolina.

Response:      We have made the requested changes.  The revised disclosure in response to Item 4 reads as follows:

State-Specific Municipal Securities Risk.Because the Fund invests primarily in securities of issuers located in a single state, the value of the Fund's shares is highly vulnerable to adverse conditions affecting the state, and may be more volatile than the values of funds that invest in securities issued by issuers located in a number of states. North Carolina is primarily a rural state and its economy is dependent on a limited number of industries, including agriculture and financial services.

                        The revised disclosure provided in response to Item 9 reads as follows:

State-Specific Municipal Securities Risk.Because the Fund invests primarily in securities of issuers located in a single state, the value of the Fund's shares is highly vulnerable to adverse conditions affecting the state, including political conditions in the state, and may be more volatile than the values of funds that invest in securities issued by issuers located in a number of states.  This is because although an investment in the Fund may represent an investment in a number of different issuers, each issuer may be affected by common economic forces and other factors.  While North Carolina has experienced significant growth, it remains primarily a rural state and its economy is dependent on a limited number of industries, including agriculture, financial services, such as banking, and tourism.

Comment:       In the discussion of the Fund’s principal risks required by Items 4 and 9 of Form N-1A, you asked that we amend the discussion of “Tax Risk” to specifically relate to the Fund’s investment strategy.

Response:      We have removed the discussion of “Tax Risk” from the disclosure provided in the Fund’s Registration Statement in response to Items 4 and 9 of Form N-1A.

Comment:       You requested that we amend the introductory paragraph to the Performance section to indicate, if applicable, that updated performance information is available by telephone.

Response:      The Fund does not expect to offer updated performance information by telephone.  Accordingly, we respectfully decline to make this change.

Comment:       You asked that we convert the disclosure found in the first two footnotes to the Average Annual Total Return table to paragraph form. Additionally, you asked that we remove the third footnote entirely.

Response:      We respectfully decline to convert the disclosure found in the first two footnotes to the Average Annual Total Return table to paragraph form because we believe the use of footnotes facilitates a potential shareholder’s understanding of the information presented by indicating that the information relates directly to the table and by marking clearly to which portions of the table the disclosure is relevant.

                        Additionally, the second footnote is adjacent to the table as required by Item 4(b)(2)(iv).

                        We have removed the third footnote, as requested.

Comment:       You requested that we remove all but the first sentence in the paragraph immediately following the table in the “Purchase and Sale of Fund Shares” section of the Fund’s prospectus.

Response:      We have made the requested change.

Comment:       You asked that we add the phrase “upon 60 days notice to shareholders” to the following statement in the section entitled “Investment Goal:”

The Fund’s Board of Trustees can change this investment goal without a shareholder vote.”

Response:      We respectfully decline to make the requested change.  Although the Fund intends to comply with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended, the Fund does not have a policy of providing 60 days notice before changing its investment goal.

Comment:       You asked that we make clear what the credit criteria for the Fund is, given that it is referenced in the second paragraph of the Fund’s investment strategy in the section entitled “Investment Goals and Strategies.”

Response:      We have removed the discussion of “credit criteria” from the disclosure provided in the Fund’s Registration Statement in response to Item 9 of Form N-1A.

            In addition to your comments to the Fund’s Registration Statement, you also provided comments to the Fund’s Summary Prospectus (as that term is defined in Rule 498), which was sent to the Commission via electronic mail on November 17, 2009.

            In response to your comments, please note the following:

Comment:       You requested that we remove the introductory disclosure currently set out in a text box.

Response:      We respectfully decline to make the requested change and submit that the language is required by Rule 498(b)(1) of the 1933 Act.

Comment:       You commented that the Registrant is not permitted to incorporate by reference into the Fund’s Summary Prospectus the independent registered public accounting firm’s report and financial statements contained in the Fund’s annual report if this information has not already been incorporated by reference into the Fund’s Statutory Prospectus.

Response:      We will revise the Fund’s Registration Statement to incorporate by reference into the Fund’s Statutory Prospectus the independent registered public accounting firm’s report and financial statements contained in the Fund’s annual report.

We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statement on or around December 21, 2009 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3676 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Catherine F. Kennedy

                                                                                    Catherine F. Kennedy, Esq.